4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE ANNOUNCES NEW AGGRASTAT® DATA TO
BE PRESENTED AT 2006 SCIENTIFIC SESSIONS OF THE
AMERICAN HEART ASSOCIATION

WINNIPEG, Manitoba – (November 6, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that an abstract outlining a recently completed meta-analysis comparing Single High-Dose Bolus AGGRASTAT® (tirofiban) and ReoPro® (abciximab) in patients undergoing percutaneous coronary intervention (PCI) will be presented at the 2006 Scientific Sessions of the American Heart Association (AHA), which is being held November 12-15, 2006 in Chicago, Illinois. Medicure acquired the exclusive U.S. rights to AGGRASTAT®, a glycoprotein (GP) IIb/IIIa inhibitor, in August 2006.

The abstract titled, “Meta-analysis of high-dose single-bolus tirofiban versus abciximab in patients undergoing PCI” will be presented by Dr. Bart Dawson, from the Cardiovascular Medicine Division, University of Kentucky College of Medicine, between 9:30 AM and 11:00 AM Central Time, Tuesday November 14th in a poster session in Hall A2 of the McCormick Place Convention Center.

“This meta-analysis is a compilation of 5 clinical trials evaluating the safety and efficacy of Single High-Dose Bolus tirofiban against abciximab in PCI patients,” commented Dr. Moliterno, Chief of Cardiovascular Medicine at the University of Kentucky and the study’s senior author. “Head-to-head data between GP IIb/IIIa inhibitors are very limited, therefore this meta-analysis provides a unique and direct comparison of two drugs within the class. We look forward to sharing these findings with the cardiovascular community at AHA.”

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com